ANNESTES THOROUGHBREDS INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2020

Annestes Thoroughbreds Inc.
Balance Sheet (unaudited)
As of December 31, 2020

ASSETS

Current Assets		
Cash	1,539	
Due From Racing	7,989	
Total Current Assets		9,528
Other Assets		
Investment in Thoroughbreds	113,908	
Organization Costs Net of Amortization	13,531	
Total Other Assets		127,439
Total Assets		**136,967**

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	21,833	
Due to Affiliate	5,731	
Total Current Liabilities		27,564
Total Liabilities		**27,564**
Capital		
Common Stock, Class A, $.0001 par value,		
30,000 shares authorized, 1,262 shares issued and 1,258 outstanding	0.13	
Common Stock, Class B, $.0001 par value,		
1 share authorized, 1 share issued and outstanding	0	
Additional Paid In Capital	117,993	
Treasury Stock	(400)	
Retained Earnings	(8,191)	
Total Capital		**109,402**
Total Liabilities and Capital		**136,967**

Annestes Thoroughbreds Inc.
Statement of Income (Unaudited)
As of December 31, 2020

Income

Gross Earnings from Races	7,976	
Realized Gain on Sale of Horse	6,865	**14,841**

Expenses

Training Fees	2,795	
Race Fees	2,837	
Trainer Commissions	911	
Jockey Fees & Expenses	199	
Boarding Fees	9,947	
Org Costs Amortized	1,230	
Insurance	436	
Bank Charges	117	
Management Fee	4,560	**23,032**

P&L		**(8,191)**

Annestes Thoroughbreds Inc.
Statement of Cash Flows (Unaudited)
As of December 31, 2020

Balance December 31, 2019	-
Cash Flow from Operating Activities:	
Net Income (Loss)	(8,191)
Adjustments to reconcile net income (loss) to net cash used in operating activities	
Amortization	1,230
Changes in Operating Assets and Liabilities	
Due from Racing	(7,989)
Due from Affiliate	(16,276)
Organization Costs	(14,761)
Accounts Payable	21,833
Due to Affiliate	22,007
Net Cash used in Operating Activities	**(2,147)**
Cash Flows from Investing Activities:	
Purchase of Thoroughbreds	(113,908)
Net Cash used in Investing Activities	**(113,908)**
Cash Flows from Financing Activities:	
Issuance of Common Stock	117,993
Purchase of Treasury Stock	(400)
Net Cash provided by Financing Activities	**117,593**
Net Change in Cash and cash equivalents	1,539
Cash and cash equivalents - beginning of year	-
Cash and cash equivalents - end of year	**1,539**
Net Increse (Decrease)	1,539

Annestes Thoroughbreds Inc.
Statement of Change in Stockholders Equity (Unaudited)
As of December 31, 2020

Equity at January 1, 2020	0
Additional Paid in Capital (net of commissions paid to broker)	117,993
Stock Repurchase	(400)
Retained Earnings	(8,191)
Total Capital	109,402
Earnings per share	(6.51)

Annestes Thoroughbreds Inc.
Notes to the Financials (Unaudited)
As of December 31, 2020

NOTE - 1 - Description of Business

The Company seeks to bring the thrill of thorougbred horse ownership to all of its investors. It has purchased and intends to purchase interests in several race horses for the purpose of racing and breeding. The Company will utilize Annestes Farms located in Versailles Kentucky to breed and raise thoroughbred race horses for eventual sale.

NOTE - 2 SUMMARY OF SIGNIFICANT ACCOUNTING PLOCIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reported periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the states of Kentucky and New York.
The Company does not expect to have any tax liability for 2020

Risk Factors

The Company is in its early stages and the business of owning, training and racing horses is a high risk venture. There is no assurance that any horse, therefore any interest in such horse acquired by the company will be successful. Additionally horses are subject to aging, illness and injury which may result in early retirement of the horse and in some cases euthanasia.

Concentration of Credit Risk

From time to time cash balances held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

Revenue is recognized as earned

NOTE - 3 - RELATED PARTY TRANSACTIONS

Interests in Max Player, Swingman, and the Midnight Lute Colt were purchased by the Company from K&G Stables

which is owned by George Hall, a Director and shareholder of the Company.

The Company pays management and Boarding Fees to K&G Stables as outlined in the Master Services Agreement

NOTE - 4 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation

against the Company

NOTE - 5 - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 20,2021,

the date that the financial statements were available to be issued.

Swingman - a three year old colt was injured in March and forced to retire.